13 June 2005

DIRECTOR SHAREHOLDING

ReGen Therapeutics Plc (the "Company") announces that on 10 June 2005 it received notification from Dr P. Garrod, a non-executive director, that he had acquired 1,000,000 ordinary shares of the Company at 1.25p per share. Dr Garrod now holds and is beneficially interested in 38,750,000 ordinary shares representing 11.3% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007

RECEIVED
2005 JUL 26 P 12:
SUPPL



05009945

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

ReGen Therapeutics PLC

20th June 2005

ReGen Achieves Production Scale-Up Milestone for Colostrinin ™

ReGen Therapeutics Plc, which has been working in collaboration with Sterling Technology Inc.*, has now successfully defined the production process for Colostrinin™, its proline-rich polypeptide extract of bovine colostrum, at industrial scale. Work now continues to make this process fully compliant with the necessary standards of GMP (Good Manufacturing Practice) with a view to making sufficient material to begin safety studies in the next few months. Sterling Technology is a leading provider of colostrum products for the human nutraceutical market in the USA.

Mr. Percy Lomax ReGen's Chairman and Chief Executive added, "Being able to demonstrate that Colostrinin™ can be manufactured cost-effectively at industrial scale is a very significant milestone for us, particularly from the perspective of potential commercial licensees. We are currently discussing potential terms with separate partners in North America and Japan."

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

*Sterling Technology Inc is based in Brookings, South Dakota, USA.

Note to Editors

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of nutraceutical uses for Colostrinin ™.

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30-week clinical study it was shown that:

Approximately 40% of patients on Colostrinin ™ were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response.

33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease.

No drug-related Serious Adverse Events or safety concerns were observed during the trial